INVEST IN **SEN-JAM PHARMACEUTICAL**

Impacting billions by fighting inflammation at the source

🔵 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



sen-jam.com Huntington, New York 🐦 💼 📘 📷   Technology   Notable Angel   Female Founder   B2B   Healthcare

Highlights

VC-Backed
Raised $250K or more from a venture firm

1. $217B addressable market across multiple common therapeutic applications

2. $730M+ in exits by leadership team from MIT, Harvard, Mayo Clinic & Memorial Sloan Kettering

3. Over 60 global patents granted and pending

4. Portfolio of 11 assets, 4 of which are at or near pivotal Phase 2 clinical trials

5. Partnerships with National Institute of Drug Abuse, People Science & Duke University

6. Biggest advance tackling inflammation since aspirin was invented 125 years ago

7. Backed by corporate venture partner KVK-Tech

Featured Investors

 **Richard Goldberg**
Syndicate Lead   [Follow]   Invested US$165,000 ⓘ

"Sen-Jam's therapeutic approach could potentially revolutionize the cost effective treatment of significant maladies that affect millions of people. The company brings together three core investment priorities for me: 1) finding early stage companies with significant upside potential; 2) leveraging the talents of experienced entrepreneurial management; 3) making a meaningful difference in the world. Since my first investment in Sen-Jam, I've been impressed by how much they've accomplished with..."

Read More

 **Dipika Ghosal**   [Follow]

Non-profit support worker for substance abuse issues for nearly 21 years

"I did my own research into the company and after looking into Sen Jam, I tru...

[See more investor reviews]

Our Team



Jim Iversen Co-Founder, CEO

Serial entrepreneur and innovative disruptor. 5 exits at $80M. Scaled companies from 0-160 employees and to $50M revenue at W&H Systems, Mincron, and AL Systems. Seasoned CEO and global humanitarian. BS Mechanical Engineering.

We are on a mission to revolutionize not just the way we treat pain, but the way the business of pain relief treats humanity. We love the idea: Pharma for the People. Our products treat at the source; preventing symptoms vs. masking them as most therapies do today. And our products are safe & highly affordable. And that's just good for all of us.



Jackie Iversen Co-Founder, Head of Clinical Development

Pharmacist & clinical research expert in pharmacokinetics & pain management. Leading clinical pain educator. Cited in 20+ scientific publications including Pharmacy Times. Memorial Sloan Kettering Fellow. BS Pharmacy, MS Pharmacy, St. John's University.



Thomas Dahl, PhD Head of Product Development and Regulatory Affairs

Pharmaceutical clinical development and regulatory expert. Former biotech/pharmaceutical executive at Synta, ViuRX, Arietis, Greatbrook Biotech. Biochemistry & Biology PhD, John Hopkins University.



Christine Leonard Head of Strategic Communications

Seasoned communications executive. Award-winning experience leading strategic communications for Fortune 500 companies, including agency brand work with AstraZeneca, Teva, Sanofi, & CVS Health & Fidelity Investments, Coca Cola, Disney. BA Philosophy



Neal Zahn Director of Global Licensing

Global business pioneer. Veteran leading pharmaceutical business development and strategic partnerships. Ex-Triova Pharmaceutical, ArdorCor. BS Business Administration.



Alexander Wissner-Gross Advisor

Award-winning computer scientist, entrepreneur, Harvard professor, startup advisor & investor. 28 major distinctions, 23 authored publications, & 24 patents. Triple-major Physics, Electrical Engineering & Mathematics BS, MIT. Physics PhD, Harvard.

Why Sen-Jam?

We are excited to announce fresh and compelling incentives for investors looking to join Sen-Jam Pharmaceuticals during this next critical growth phase.

As we continue to make remarkable strides, **new and returning investors** have a unique opportunity right now -- during Tranche #2 -- to invest at our current $80 million valuation—before the anticipated rise to at least $100 million on October 1. This means every dollar you invest today secures at least 20% more value than those who wait until after October 1.

SEN-JAM IS OFFERING EARLY INVESTORS FRACTIONAL ROYALTY RIGHTS AS YEARLY DIVIDENDS IN ADDITION TO THEIR CONVERTIBLE NOTE.

In addition, investing in this next $1M raise offers a Fractional Royalty Rights/Revenue Share in the licensing rights to our Alcohol Hangover therapeutic. This added benefit could potentially boost your ROI to an impressive 22x multiple. With ongoing discussions with potential licensing partners, we are optimistic about distributing the first payout within 12 months of securing a deal.

REWARDING OUR LOYAL INVESTORS: NEW CHECK & REFERRAL INCENTIVES FOR OVER $5K EARNS KICKERS

We also want to reward our existing investors for their continued support and loyalty. If you have invested with us before and commit at least $5,000 in Tranche 2, you will receive an extra 20% Fractional Royalty Right kicker, enhancing the potential impact on your ROI. Additionally, if you refer a new investor who contributes at least $5,000, you will receive 3% of the value of their FRR amount in additional FRRs.

For those making larger contributions, we are offering additional incentives: investments of $25,000 or more will receive a 10% bonus in stock, $50,000 or more will earn 12%, and $100,000 or more will secure a 14% bonus.

Sen-Jam Pharmaceuticals is at the forefront of revolutionizing how the world treats inflammation, with a steadfast commitment to returning capital to our investors. By investing now, you gain access to a portfolio with remarkable potential for annual revenue sharing via Fractional Royalty Rights tied to our 23-patent portfolio for Hangover Prevention.

We believe this is a phenomenal opportunity to make history as together, we change the course of inflammation, for good.



Sen-Jam is on a mission to change the way the world treats inflammation, and how the pharmaceutical business treats humanity.

Developed by a visionary pharmacist and research fellow from Memorial Sloan Kettering, Sen-Jam's multi-patented approach to treating inflammation is arguably the biggest pharmacological advancement since aspirin was invented 125 years ago. By repurposing FDA-approved small molecules, we are bringing innovative, proprietary, and potent anti-inflammatory products to market in record time.

But here's the point: 80% of all major human diseases are a result of inflammation, and billions of people are suffering every day. With Sen-Jam's portfolio of 11 assets, 3 of which are at or near critical Phase 2 clinical trials, we're ushering in a new dawn for human health preservation and longevity.

For one of our Phase 2 assets — which could be the first hangover cure approved by the FDA — early investors will receive <u>yearly dividends,</u> in addition to their equity. This is an extremely rare offering and a win-win for savvy investors who want both long term growth and the potential for steady income.

Best of all, we are revolutionizing how the world treats inflammation, because...

INFLAMMATION IS KILLING US

Inflammation is a growing, deadly, and ever-costly problem that plagues humankind. It's the hidden culprit behind diabetes, cancer, alcohol hangovers, respiratory infections, arthritis, and more.



3 OUT OF EVERY 5 DEATHS WORLDWIDE
are due to chronic inflammatory diseases including heart disease, obesity, respiratory infections, etc.



150 MILLION AMERICANS
suffer from chronic inflammation.

In the US alone, 150M Americans suffer from chronic inflammation. And the cost is high: over the last 4 years, Americans have lost 3 years in life expectancy — far more than comparable countries. COVID-19 and drug overdoses, both conditions that are linked to inflammation, are the biggest contributors to this decline.

Over the last 4 years, Americans have
LOST 3 YEARS IN LIFE EXPECTANCY



UNITED STATES LIFE EXPECTANCY

Opioid overdose is particularly problematic, and tragic. 30% of the 10-15M Americans who are prescribed opioids to manage chronic pain are diagnosed with opioid use disorder. Every 7 minutes, someone dies from an opioid overdose. The number one reason patients remain addicted is because withdrawal causes painful inflammation in the body, and the pain is far too great to endure.



INFLAMMATION IS THE ROOT CAUSE OF DISEASE...NOT A CONSEQUENCE OF IT

Sen-Jam is built on the revolutionary insight of Sen-Jam co-founder and visionary pharmacist, Jackie Iverson Rph MS. After working relentlessly with the Sloan Kettering Memorial Hospital at a Pain Management Fellowship, Jackie realized: **Why are we treating inflammation so late, when we have the means to prevent it in the first place?** And from this powerful insight, the SJP platform was born.

The problem with today's healthcare system is that we are treating inflammation too late. Unchecked inflammation leads to disease progression and ultimately death.

SEN-JAM IS REVOLUTIONIZING THE WAY THE WORLD TREATS INFLAMMATION

Sen-Jam is a biotech company on a mission to repurpose small molecules to develop safe, efficacious, and non-toxic anti-inflammatories. Compared to current alternatives, our assets* are more potent, have fewer side effects, and can prevent, rather than just mask, inflammation. Since these molecules are already being used in medications for different uses, the path to clinical trials is much quicker.

An asset is a potential drug, or therapeutic, that is undergoing clinical trials to reach regulatory approval.

OUR PORTFOLIO OF 12 LICENSABLE ASSETS IS PROTECTED BY 60+ PATENTS IN 21 COUNTRIES

TARGETING 7 COMMON AILMENTS:



3 ASSETS ARE AT OR NEARING PIVOTAL PHASE 2 CLINICAL TRIALS

While Phase 1 trials are focused on safety and finding the appropriate dose, Phase 2 trials are a pivotal step in ensuring that a drug is effective for its intended use, guiding resource allocation and development strategies in pharmaceutical research.

Three of our assets are at this critical stage, and we've identified key partnerships to help us execute the trials including KVK Tech as our manufacturing partner, People Science as our virtual trials partner, and Duke University as our in-person trials partner.



Let's take a closer look at two of these lead assets and the positive impact they can have on human health:

#1 Adverse effects of Alcohol/Hangover

Consuming alcohol creates an inflammatory response. We believe we're developing what could be the first hangover cure approved by the FDA. Watch the video below to learn more about our SJP-001 asset.

#2 Opioid withdrawal

We are developing a first-of-it-kind therapeutic to support opioid withdrawal by regulating the inflammation it causes in the body. Watch the video below to learn about this innovation that has the potential to change millions of lives.

Our product would be the very first of its kind to help alleviate this excruciating process. And the medical community agrees. See the letter below from a doctor facilitating our Phase 1 trials.



WE PREVENT DISEASE FORMATION BY TREATING INFLAMMATION AT THE SOURCE

The common thread across Sen-Jam's portfolio is that we treat inflammation at the source, thereby preventing or stopping disease progression. The impact this can have on the 1B+ people who are suffering or will suffer from inflammatory conditions is truly staggering.



Our approach is based on a mechanism of action (MOA) that prevents acute inflammation from becoming chronic by modulating four key cytokines. "Cytokine storms" came to the mainstream during the COVID-19 pandemic, this is exactly what Sen-Jam's platform is preventing. In essence, our therapeutics are the first to reduce the rate at which mast cells – human immune system cells – release proteins that cause inflammation.

MODULATING 4 KEY CYTOKINES TO REDUCE INFLAMMATION

TOXINS



YIELDING PROTECTION AGAINST INJURY + PREVENTION OF PREMATURE AGING



Countless articles in the scientific community as well as mainstream healthcare articles are now pointing to the value of understanding inflammation is the root of tissue damage and disease. In addition, we've published 9 papers in the following scientific journals:

- **A Comparison of the Antinociceptive Properties of SJP-005 Morphine in Rats**

- **Preparedness: The Potential Advantage of Medicines That Prevent Acute Side Effects of Vaccinations, SARS-Co-V-2 as an Example**

- **Efficacy of Naproxen/Fexofenadine (SJP-003) in the Prevention of Side Effects of Influenza Vaccination: Four Case Studies**

- **Signatures of mast cell activation are associated with severe COVID-19 Ashley St John**

- **In Vitro Assessment of the Antiviral Activity of Ketotifen, Indomethacin and Naproxen, Alone and in Combination, against SARS-Co-V-2 Iversen**

- **Functional observation after morphine withdrawal: effects of SJP-005**

- **The Effects of SJP-001 on Alcohol Hangover Severity: A Pilot Study**

- **The Efficacy of the Combination of Naproxen and Fexofenadine (SJP-003) to Prevent or Reduce side effects on Multiple Travel Vaccines: A Case Report**

- **The efficacy of a combination of naproxen and fexofenadine (SJP – 002) to inhibit the symptoms that are associated with viral upper respiratory tract infection: Four case reports of individuals with common cold**

BUILT BY SERIAL ENTREPRENEURS, PHARMACISTS, AND PHDS FROM THE WORLD'S TOP RESEARCH & MEDICAL INSTITUTIONS



We are passionate innovators, disrupting the status quo and striving to improve the lives of 1B+ people. Our team of scientific advisors have decades of experience at world-renowned institutions such as the Mayo Clinic, Boston Medical Clinic, Harvard School of Public Health, and Cornell University. They are published Ivy League doctors who are solving the world's toughest health challenges. We believe in our platform and the opportunity to have a massive impact to change the world for good, which is why we affectionately refer to ourselves as "the Good Karma Pharma People."

We are raising capital to execute Phase 2 clinical trials for our three lead assets, as well as to prove to our potential partners and institutional investors that our platform is something consumers want.

CAPTURING A MASSIVE $217B GLOBAL MARKET OPPORTUNITY

Sen-Jam is creating a new category in the **$1.48T pharmaceutical industry** by focusing on preventing disease caused by inflammation, instead of treatment. The current global market for anti-inflammatory drugs, **valued at $111B and growing at a CAGR of 9.3%**, only includes solutions that treat symptoms. We estimate we can capture a larger **$217B opportunity** across the myriad of conditions that have inflammation as the root cause.



Source, Source, Source, Source, Source, Source Source

ON TRACK TO $260M IN REVENUE BY 2028 VIA LICENSING & SALES OF ASSETS

REVENUE PROJECTIONS FROM LEAD ASSET LICENSES



Note: License Revenue based on Upfront, Milestone, and Royalty payments in countries where IP has been field.
Royally payments begin based on 12%
NOTE: Forward looking projections cannot be guaranteed.

We earn revenue by licensing our intellectual property. The 11 assets in our platform, which are protected by 60 patents, can be licensed individually. Our entire platform can also be licensed or acquired at Phase 2 trials. Licenses typically include an upfront payment in addition to milestone payments and royalty payments.

Major pharmaceutical manufacturers constantly seek out platforms or licensable assets to leverage existing R&D and intellectual property. Our platform is particularly compelling because we've derisked a lot of the regulatory hurdles since we are repurposing small molecules that are already in use today. With the right partners, we can access major distribution channels and get our products to market faster, providing a return to both humanity and our investors.



JOIN US IN CHANGING THE PARADIGM OF HEALTH

If you share our conviction that we can change the world by fighting inflammation and want to join us in building pharma *for* the people, we sincerely hope you will invest in Sen-Jam.

Once we modulate inflammation at the source, Sen-Jam will have proven our power to prevent disease progression and, by extension, increase healthspan vitality.

Just imagine what a few more years of living with vitality will bring to your life, to your loved ones, and to billions of people all over the world who can benefit from Sen-Jam's transformative approach to health. Watch the video below to learn more about our vision.

Join the health revolution! We're changing the way the world treats inflammation and the way the pharma industry treats humanity. Invest today.

Click here to view our investor deck